Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant:

Bank of America Corporation

Name of persons relying on exemption:

Trillium Asset Management, LLC

Address of persons relying on exemption:

Two Financial Center, 60 South Street, Suite 1100, Boston, MA 02111

The attached written materials are submitted pursuant to Rule 14a-6(g) (1) promulgated under the Securities Exchange Act of 1934.

This is NOT a solicitation of authority to vote your proxy.

Please DO NOT send us your proxy card as it will not be accepted.

Bank of America Corporation
Vote FOR Proposal 6

Shareholder proposal requesting report on lobbying alignment with Bank of America’s climate goals

Dear Bank of America Shareholder,

Trillium Asset Management, LLC urges you1 to vote FOR Proposal 6, “Shareholder proposal requesting report on lobbying alignment with Bank of America’s climate goals” (the “Proposal”) at Bank of America Corporation’s (“BAC” or “the Company”) annual meeting of shareholders on April 24, 2024. The Proposal seeks a report on the alignment between BAC’s lobbying and policy influence activities and its commitment to achieve net zero emissions by 2050, including financed emissions of its clients.

The Proposal

RESOLVED: Shareholders request that BAC’s Board of Directors analyze and report to shareholders annually (at reasonable cost, omitting confidential and proprietary information) on whether and how it is aligning its lobbying and policy influence activities and positions, both direct and indirect (through trade associations, coalitions, alliances, and other organizations) with its public commitment to achieve net zero emissions by 2050, including the climate policy activities and positions analyzed, the criteria used to assess alignment, and the involvement of stakeholders, if any, in the analytical process.

Rationale for a FOR Vote

1.	BAC has responded to climate-related risks by committing to achieve net zero greenhouse gas emissions by 2050, including financed emissions, and by joining the Net Zero Banking Alliance, which has recognized the critical importance of supportive public policies in enabling a timely and orderly transition. It has also set a goal to mobilize $1 trillion in financing for low-carbon and sustainable business activities by 2030. The success of these goals may depend on policy and regulatory response to the transition.

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1 This communication is an exempt proxy solicitation submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote your proxy and Trillium Asset Management, LLC will not accept proxies if sent. Trillium Asset Management, LLC urge shareholders to vote for the proposals discussed in this communication following the instructions provided on the management’s proxy mailing. The cost of this communication is being borne entirely by Trillium Asset Management, LLC.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Bank of America’s proxy statement.

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2.	BAC’s lobbying and other public policy activities, especially those conducted indirectly through trade associations, do not appear to be aligned with its own net-zero commitment, the policies necessary to support its clients’ transitions, or the goals of the Paris Agreement.

3.	Other companies have responded to investor interest by releasing reports analyzing the extent of alignment between their lobbying and public policy advocacy activities and their net-zero commitments and/or the Paris Agreement’s goals.

4.	BAC’s existing disclosures fall far short of what the Proposal requests because they do not provide information about positions taken in public policy advocacy or analyze alignment of those positions with BAC’s net zero commitment. Nor does BAC discuss the criteria it would use to assess such alignment.

Analysis

1.	BAC has responded to significant climate-related risks by committing to achieve net zero greenhouse gas emissions by 2050, including financed emissions, and by joining the Net Zero Banking Alliance, which has advocated for public policy supporting banks’ net zero commitments and the broader energy transition. It has also set a goal to mobilize $1 trillion in financing for low-carbon and sustainable business activities by 2030.[2] The success of these goals may depend on policy and regulatory response to the transition.

“Climate change is one of the world’s most pressing issues,”3 BAC declared in 2022. We believe climate change poses significant risks to BAC’s clients. Major weather events such as hurricanes and droughts are already affecting companies, and companies in many industries face transition risk, which are costs stemming from new laws and regulations as well as changing consumer preferences.4 A report by the Interfaith Center on Corporate Responsibility warned that “delays in curbing greenhouse gases increase the physical risks from extreme weather, threaten regional economic stability, and heighten volatility in investment portfolios.”5

Climate risks also have the potential to destabilize the financial system, according to financial regulators:

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2 https://about.bankofamerica.com/en/making-an-impact/environmental-sustainability?bcen=8a6b#fbid=r14n2tt18uu

3 https://about.bankofamerica.com/content/dam/about/pdfs/approach-to-zero-2022.pdf, at 1

4 https://www.zurich.com/en/knowledge/topics/climate-change/how-climate-change-will-impact-business-everywhere

5 https://www.iccr.org/reports/leading-lobbying-practices-to-drive-1-5c-policy-action/, at 6

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•	The Financial Stability Oversight Council (“FSOC”) characterized climate change as “an emerging threat to the financial stability of the United States” and recommended that agency members “expand their respective capacities to define, identify, measure, monitor, assess, and report on climate-related financial risks and their effects on financial stability.”[6]
•	Federal Reserve economists explained that financial risks and risks to economic activity stemming from climate change, such as asset devaluations and lower GDP growth, “could increase financial-system vulnerabilities through losses to levered financial intermediaries, disruption in financial market functioning, or sudden repricing of large classes of assets.”[7]
•	The 2020 Financial Stability Report by the Board of Governors of the Federal Reserve System warned that climate change “is likely to increase financial shocks and financial system vulnerabilities” through “repricing events and direct losses associated with climate hazards,” particularly where companies’ exposures to climate risk are not well understood by the markets or uncertainty exists about severe weather events and their relationship to economic outcomes.[8]
•	The Commodity Futures Trading Commission, which has stated that climate-related risks can cause systemic financial risk,[9] sought public feedback in 2022 on the steps it should take to implement the FSOC’s recommendation discussed above.[10]
•	Proposing a framework for banks’ management of climate-related financial risks, the Office of the Comptroller of the Currency opined that “[w]eaknesses in how banks identify, measure, monitor, and control the potential physical and transition risks associated with a changing climate could adversely affect a bank’s safety and soundness, as well as the overall financial system.”[11]

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6 https://home.treasury.gov/news/press-releases/jy0426, at 1-2, 5

7 https://www.federalreserve.gov/econres/notes/feds-notes/climate-change-and-financial-stability-20210319.html

8 https://www.federalreserve.gov/publications/files/financial-stability-report-20201109.pdf, at 58-59

9 https://www.cftc.gov/sites/default/files/2020-09/9-9-20%20Report%20of%20the%20Subcommittee%20on%20Climate-Related%20Market%20Risk%20-%20Managing%20Climate%20Risk%20in%20the%20U.S.%20Financial%20System%20for%20posting.pdf, at 26.

10 https://www.cftc.gov/sites/default/files/2022/06/2022-12302a.pdf

11 https://www.occ.gov/news-issuances/bulletins/2021/bulletin-2021-62a.pdf

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Bank of America’s proxy statement.

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Related to these challenges, BAC set its own net zero goal for greenhouse gas (“GHG”) emissions, including financed emissions.12 Financed emissions are emissions resulting from a company’s loans and investments; measuring them is “an important step financial institutions take to assess climate-related risks and opportunities, set targets in line with the Paris Agreement, and develop effective strategies to support the decarbonization of society.”13 It also joined the Net Zero Banking Alliance (“NZBA”).14 In 2020, BAC issued its first Task Force on Climate-Related Financial Disclosures report.15 BAC also committed to mobilize $1 trillion in financing for low-carbon and sustainable business activities by 2030. We commend BAC for the leadership represented by these actions.

Yet without robust, supportive public policies, BAC’s climate goals for itself and its clients may be at risk—not to mention achievement of the Paris Agreement’s broader goals. A 2021 IMF Staff Climate Note concluded that an “enormous gap in mitigation policy” exists, which prevents achievement of ambitious climate mitigation goals, and called for a comprehensive set of policies, including carbon pricing, public investments in clean technology infrastructure, basic research, and market reforms to promote competition and investment.16 A report from Ceres noted that companies that “align their direct and indirect lobbying efforts to support science-based climate policies will drive the creation of a regulatory environment that best positions them for resilient growth.”17

The NZBA recognizes the key role of supportive public policy to decarbonization in line with the Paris Agreement. The NZBA has called on policy makers to implement “the necessary policy measures to support banks, the wider financial sector, and real-economy companies in facilitating a transition of the real economy” to 1.5°C alignment.18 According to NZBA’s Transition Finance Guide, “Businesses of all sizes, including micro, small, and medium enterprises (MSMEs) require certainty from both policy makers and financiers to make business decisions which, in the context of transitioning towards low-carbon economies, are often well beyond the scope of normal business planning.”19

As long-term BAC investors, we believe that the company must align its public policy engagement with its long-term climate goals and those of the Paris Agreement. Transparency regarding the governance of lobbying activities, trade association memberships and policy actions, and any efforts made to address misalignments between company policy and lobbying positions are key elements of managing climate risk.

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12 https://about.bankofamerica.com/content/dam/about/pdfs/approach-to-zero-2022.pdf, at 2

13 https://carbonaccountingfinancials.com/files/downloads/PCAF-Global-GHG-Standard.pdf, at 19.

14 https://about.bankofamerica.com/content/dam/about/pdfs/approach-to-zero-2022.pdf, at 2

15 https://about.bankofamerica.com/en/making-an-impact/task-force-on-climate-related-financial-disclosures-report

16 https://www.imf.org/en/Publications/staff-climate-notes/Issues/2021/10/29/Not-Yet-on-Track-to-Net-Zero-The-Urgent-Need-for-Greater-Ambition-and-Policy-Action-to-494808

17 https://www.ceres.org/resources/reports/blueprint-responsible-policy-engagement-climate-change

18 https://www.unepfi.org/wordpress/wp-content/uploads/2022/10/NZBA-Transition-Finance-Guide.pdf, at 5

19 https://www.unepfi.org/wordpress/wp-content/uploads/2022/10/NZBA-Transition-Finance-Guide.pdf, at iii

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Furthermore, there is a common global expectation that climate transition plans will address the lobbying and policy activities undertaken to execute those plans. The Transition Plan Taskforce, the Transition Pathway Initiative, the NZBA’s own guidance and other commonly used frameworks all include climate lobbying transparency, activity, and alignment as routine components of developing and implementing corporate climate transition plans.20

2. BAC engages in public policy advocacy that is misaligned with its own net zero commitment, the policies necessary to support its clients’ transitions, and the goals of the Paris Agreement.

In its Statement in Opposition to the Proposal, BAC asserts, “We believe that our public policy engagement and participation in trade associations is appropriate and in the best interests of our company and shareholders and supports many objectives, including our commitment to achieving net zero emissions from our operations, supply chain, and financing activities before 2050.” But climate research firm InfluenceMap characterizes BAC’s own climate policy engagement as only partially aligned with the Paris Agreement’s goals.21 InfluenceMap gave BAC a C rating on climate policy lobbying and a D+ for lobbying on sustainable finance policy. The Company’s federal lobbying reports indicate that it engaged directly on the Inflation Reduction Act 22 and Climate Change Financial Risk Act23 but the positions BAC took were not identified.

BAC’s direct advocacy on decarbonization, climate risk reporting, and the transition within the financial sector also conflicts with BAC’s stated goals, including for its clients. BAC vaguely discloses its policy focus areas, and only links to its already-public federal lobbying expenses reports (discussed further below),24 so investors are left to piece together the company’s actual positions and activities.

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20 https://transitiontaskforce.net/wp-content/uploads/2023/10/TPT-Summary-Recommendations.pdf, https://www.transitionpathwayinitiative.org/publications/uploads/2023-net-zero-banking-assessment-framework, at 8, https://www.unepfi.org/wordpress/wp-content/uploads/2024/03/Guidelines-for-Climate-Target-Setting-for-Banks-Version-2.pdf at 12.

21 https://ca100.influencemap.org/site//data/000/037/BoA-Resolution-Briefing_Mar24.pdf

22 https://www.opensecrets.org/federal-lobbying/clients/bills?cycle=2021&id=D000000090

23 https://www.opensecrets.org/federal-lobbying/clients/bills?cycle=2020&id=D000000090

24 https://investor.bankofamerica.com/corporate-governance/governance-library/political-activities

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For example, one public comment made by BAC regarding Inflation Reduction Act Clean Energy Tax Incentives implementation asks that the Treasury and IRS remove a requirement that energy storage systems maintain a 75% clean energy storage mix to be defined as a solar or wind property and receive a tax credit. And while BAC maintains that they are supportive of climate disclosure regulations, according to public comments, they often advocate weakening proposed disclosure rules, including the SEC’s recently released climate rule and the European Sustainability Reporting Standard.25 BAC also lobbies at the state level. For example, public records from Massachusetts show that BAC lobbied on ”state taxes on gasoline and diesel” in 2019, but BAC‘s position is not disclosed26 (and Massachusetts is one of just twenty states that collects and publishes lobbying expenditure data).27 The scope, scale, and aims of BAC’s state lobbying remains a mystery.

Further, trade associations to which BAC belongs have engaged in lobbying and other policy influence activities that are not aligned with the Company’s own or the Paris Agreement’s climate goals:

•	The U.S. Chamber of Commerce, to which BAC belongs, has taken a leading role in opposing public policies designed to support decarbonization. InfluenceMap assigned it an E rating, the third-worst available, on climate policy lobbying and an F for its lobbying on sustainable finance policy.[28] Among many other actions,[29] the group has thrown its support behind H.R. 7176, which would reverse restrictions imposed by the Biden Administration on certain exports of liquified natural gas. The Chamber has staunchly opposed climate disclosure requirements, challenging in court both California’s emissions and climate risk disclosure laws[30] and the SEC’s scaled-down disclosure rules for public companies.[31] It also sued and obtained a stay of the Clean Power Plan, Environmental Protection Agency (“EPA”) rules that would have slashed GHG emissions from coal-fired power plants.[32] The Chamber supported rules adopted by the National Highway Traffic Safety Administration and EPA in 2019 to pre-empt California’s stronger emissions standards for cars and light trucks.[33] The Chamber claims to support climate action at a highly generalized level—for instance, it “supported a ‘global methane pledge’” at the 2022 U.S. climate talks—but lobbies routinely against concrete measures such as methane regulations.[34] The Chamber’s high-level statements should not be permitted to obscure its harmful advocacy activities related to obstructing policy measures needed to achieve key components of the Paris Agreement and reach net zero emissions over the next 25 years.

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25 https://financemap.org/financialgroup/Bank-of-America-7782959

26 https://howdotheylobby.org/clients/MA_871

27 https://siinstitute.org/special_report.cgi?id=96, at 14

28 https://ca100.influencemap.org/site//data/000/037/BoA-Resolution-Briefing_Mar24.pdf

29 A more comprehensive presentation of the Chamber’s harmful lobbying on climate issues can be found in a report by Change the Chamber at https://www.changethechamber.org/the-facts#furtherreading

30 https://corpgov.law.harvard.edu/2024/02/22/chamber-of-commerce-v-california-air-resources-board-complaint/

31 https://www.reuters.com/legal/us-chamber-commerce-sues-sec-over-climate-risk-disclosure-rules-2024-03-14/

32 https://ago.wv.gov/publicresources/epa/Pages/No-15A773-.aspx

33 See https://eelp.law.harvard.edu/2018/08/cafe-standards-and-the-california-preemption-plan/; https://www.nhtsa.gov/sites/nhtsa.gov/files/2021-12/CAFE-Preemption-Final-Rule-Web-Version-tag.pdf, at 4.

34 https://www.politico.com/newsletters/the-long-game/2023/02/16/dissecting-the-chambers-stance-on-climate-policies-00083181

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•	The Business Roundtable (“BRT”), of which BAC CEO Brian Moynihan is a member,[35] has also engaged in public policy advocacy opposing movement away from fossil fuels, earning it a D+ and E grade on climate policy and sustainable finance policy, respectively, from InfluenceMap.[36] The BRT states that “to avoid the worst impacts of climate change, the world must work together to limit global temperature rise this century to well below 2 degrees Celsius above preindustrial levels, consistent with the Paris Agreement.”[37] Nonetheless, it lobbied against the 2021 Build Back Better reconciliation bill,[38] which would have imposed a Clean Energy Standard designed to reduce emissions from the electric power sector by 80% by 2030,[39] and the Inflation Reduction Act,[40] with its billions of dollars of clean energy incentives.[41] The BRT also opposed key provisions of the SEC’s climate disclosure rules,[42] arguing that climate disclosures “will not solve the problem” of climate change because it involves “complex issues that need to be solved through the legislative process.”[43] This public policy advocacy is in direct contradiction to its professed commitment, articulated in its 2019 “Statement on the Purpose of a Corporation,” to “protect the environment by embracing sustainable practices across our businesses.”[44]

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35 https://www.businessroundtable.org/about-us/members

36 https://ca100.influencemap.org/site//data/000/037/BoA-Resolution-Briefing_Mar24.pdf

37 https://www.businessroundtable.org/climate

38 https://popular.info/p/updates-the-corporate-campaign-to

39 https://www.vox.com/22579218/clean-energy-standard-electricity-infrastructure-democrats

40 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

41 https://www.nytimes.com/2022/08/02/business/dealbook/inflation-reduction-act-analysis.html; https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

42 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

43 https://www.theguardian.com/environment/2022/aug/19/top-us-business-lobby-group-climate-action-business-roundtable

44 https://www.businessroundtable.org/business-roundtable-redefines-the-purpose-of-a-corporation-to-promote-an-economy-that-serves-all-americans

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•	BAC is a member of the Bank Policy Institute (“BPI”), whose advocacy efforts have earned it a C- on sustainable finance policy advocacy from InfluenceMap.[45] BPI’s comment letter on the SEC’s climate disclosure rules opposed requiring banks to disclose scope 3 financed emissions, claiming both that data limitations and evolving methodologies made disclosure of scope 3 emissions not useful to investors and that some banks are already providing such disclosures outside of their SEC filings.[46] BPI made similar arguments against the International Sustainability Standards Board’s inclusion of scope 3 emissions in its exposure drafts for the S1 and S2 reporting standards.[47] BPI advocated against key aspects of the Basel Committee on Banking Supervision’s proposed framework as well as the US Office of the Comptroller of the Currency’s proposed principles for climate-related financial risk disclosures.[48] In fact, Bank of America was a participant in a meeting with the OCC led by BPI to discuss concerns the OCC’s draft principles for climate-related financial risk management.[49]

3.	Investors are increasingly requesting disclosure of climate lobbying information, and leading companies are analyzing alignment with emissions reduction goals, both their own and those of the Paris Agreement.

Investors increasingly expect companies to disclose information on their direct and indirect lobbying efforts on climate issues as well as how those activities align with the companies’ own climate-related goals and the goals of the Paris Agreement:

•	In the 2023 proxy season, a proposal at New York Community Bancorp seeking disclosure regarding how its climate lobbying aligned with the goals of the Paris Agreement received majority shareholder support.[50]
•	Five shareholder proposals requesting a climate lobbying report received support from a majority of shares voted in the 2021 proxy season.[51]
•	In 2023, a shareholder proposal requesting a climate lobbying alignment report received over 32% support at BAC peer Wells Fargo & Co.[52]
•	In the 2022 proxy season, 16 proposals tracked by ICCR were withdrawn because the companies agreed to produce the requested report.[53]
•	Sixty-five percent of investors responding to the 2021 ISS global policy survey on climate issues supported companies reporting on how corporate and trade association lobbying activities are in alignment (or not in contradiction) with limiting global warming in line with Paris Agreement goals.[54]

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45 https://ca100.influencemap.org/site//data/000/037/BoA-Resolution-Briefing_Mar24.pdf

46 https://www.sec.gov/comments/s7-10-22/s71022-20131389-301543.pdf

47 https://bpi.com/wp-content/uploads/2022/08/GFMA-BPI-ISSB-Comment-Letter-2022.07.29.pdf

48 https://bpi.com/bpi-and-fsf-comment-on-the-basel-committee-on-banking-supervisions-pillar-iii-climate-disclosure-framework/, https://www.greenbiz.com/article/us-banks-balk-capital-rules-climate-risk

49 https://lobbymap.org/evidence/7f3af63bd0afcd7f20313c9aa5e5afa0

50 See https://insights.issgovernance.com/posts/in-focus-shareholder-proposal-in-the-2023-us-proxy-season/; https://www.sec.gov/ix?doc=/Archives/edgar/data/910073/000119312523110336/d488199ddef14a.htm, at 96

51 https://corpgov.law.harvard.edu/2021/08/11/2021-proxy-season-review-shareholder-proposals-on-environmental-matters/

52 https://www.sec.gov/ix?doc=/Archives/edgar/data/0000072971/000007297123000097/wfc-20230425.htm

53 https://www.iccr.org/2022-paris-aligned-climate-lobbying-shareholder-proposals/

54 https://www.issgovernance.com/file/publications/2021-climate-survey-summary-of-results.pdf

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The Climate Action 100+ initiative, made up of 700 investors across 33 global markets,55 has established a Net-Zero Benchmark, asking target companies to disclose how their lobbying activities, both direct and through trade associations, align with the net-zero goals of the Paris Agreement.56

The Global Standard on Responsible Climate Lobbying, issued in March 2022 following a multi-stakeholder consultation, includes 14 indicators representing best practice for lobbying and public policy activities related to climate change. The indicators recommend company practices in four broad areas:

•	Commitment to Paris-aligned public policy advocacy;
•	Robust governance of climate lobbying, including management and board oversight and a clear framework for evaluating alignment;
•	Analysis and reporting on alignment between public policy advocacy (both direct and indirect through organizations) and Paris Agreement goals; and
•	Public disclosure of all organizations involved in climate lobbying to which a company belongs or provides funds, as well as assessment of the impact of those organizations’ advocacy activities.[57]

Responding to this investor demand, leading companies are publishing reports on their climate lobbying activities. These include Microsoft, whose Sustainability Policy Alignment report on trade associations contains a scorecard assessing its trade associations on their positions and actions on two “Global and national targets” as well as 10 “Carbon abatement policies” Microsoft supports.58 Those policies include positions taken on the Inflation Reduction Act (the U.S. Chamber was scored as not supporting it despite its protestations that its IRA opposition stemmed from its tax rather than climate provisions59), the SEC’s climate disclosure rule, and a tax on carbon. The report also highlights misalignments between its own positions and those of trade associations.60

On direct lobbying, Microsoft’s general Lobbying Alignment Report details the actual lobbying activities it undertook, rather than just stated positions. For example, on climate:

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55 https://www.climateaction100.org/whos-involved/investors/

56 https://www.climateaction100.org/wp-content/uploads/2021/03/Climate-Action-100-Benchmark-Indicators-FINAL-3.12.pdf, at 3

57 https://climate-lobbying.com

58 https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RW1h4DT, at 3

59 https://www.politico.com/newsletters/the-long-game/2023/02/16/dissecting-the-chambers-stance-on-climate-policies-00083181

60 https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RW1h4DT

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In the United States, we advocated for climate and energy investments as part of the recent US infrastructure and climate laws, including the Infrastructure Investment and Jobs Act and the Inflation Reduction Act. In addition, we shared our support for a robust and consistent framework for climate disclosure requirements by the US Securities and Exchange Commission and provided comments to the requests for information climate disclosure for US federal procurement.61

4.	BAC’s policies and existing disclosures fall short of what the Proposal requests because they do not include any positions taken, alignment analysis, or other information sought by the Proposal.

In its Statement in Opposition to the Proposal, BAC argues that its existing policies and disclosures make the Proposal’s requested report unnecessary. We disagree. As an initial matter, BAC’s PAC governance documents, contributions to section 527 organizations, ranking on the CPA-Zicklin Index, and status as a CPA-Zicklin Trendsetter are irrelevant to the Proposal because they deal with election-related political spending rather than lobbying and other public policy advocacy.

BAC argues that its “extensive” existing lobbying disclosures should be enough, but those disclosures do not allow shareholders to analyze alignment with BAC’s net zero commitment:

•	BAC files required federal and state reports on its own lobbying, but those reports at best indicate only the general matter or bill on which a company lobbied, not the position it took, which is critical to analyzing alignment.
•	In response to Question C12.3 of the 2022 CDP Questionnaire, which asks whether a company has engaged in public policy activities that are likely to influence policy, law or regulation that may affect the climate and how the company ensures that such activities are consistent with its own commitments, BAC answered “Please see the ‘Public Policy Engagement’ section of the 2023 TCFD Report.”[62]
o	That section of BAC’s 2023 TCFD report contains no information about specific matters on which BAC lobbied or any statements regarding alignment of lobbying with BAC’s net zero commitment or the goals of the Paris Agreement. Instead, it discusses indirect topics like creating demand for sustainable aviation fuel and encouraging infrastructure investments.[63]

Neither the CDP/TCFD report nor any other BAC disclosures satisfy the Proposal’s core request—to analyze alignment between the Company’s climate commitments and its public policy advocacy.

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61 https://query.prod.cms.rt.microsoft.com/cms/api/am/binary/RW161Hx

62 https://about.bankofamerica.com/content/dam/about/report-center/esg/2022/bofa-2022-cdp-climate-change-secured-vf.pdf, at 80

63 See https://about.bankofamerica.com/content/dam/about/report-center/esg/2023/2023_TCFD_Report.pdf., at 25-27

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BAC’s trade association disclosure is similarly incomplete:

•	On its website, BAC discloses the identity of trade associations that receive more than $25,000 per year from BAC and its subsidiaries.”[64] It does not provide any information, though, on those trade associations’ climate policy positions or policy influence activities, basic information necessary to assess alignment.
•	The 2023 TCFD report describes eight “key initiatives” in which BAC participates to “advance progress and transparency toward a sustainable future.”[65] Those initiatives include no trade associations, however.
o	Many of them are groups like the Partnership for Carbon Accounting Financials, the World Economic Forum’s International Business Council Stakeholder Metrics Initiative, and the International Financial Reporting Standards/International Sustainability Standards Board that promulgate voluntary standards, or organizations such as International Capital Markets Association and the Sustainable Markets Initiative that focus on developing markets of one kind or another.[66]

Especially given the more significant role played by trade associations, BAC’s failure to address the extent to which trade associations’ policy advocacy is in alignment with its net zero commitment leaves the Proposal unimplemented.

Finally, the Proposal asks that BAC’s alignment analysis and report include certain specific information, none of which BAC provides. The Proposal requests that BAC identify the activities and positions analyzed, the criteria used to assess alignment, and involvement of stakeholders, if any, in the analytical process. None of that information appears in BAC’s current disclosures.

Conclusion

As long-term investors in BAC, we believe that a report implementing the Proposal’s requests would be in the best interest of the Company and its shareholders and would help ensure that BAC’s direct and indirect public policy advocacy supports the kinds of policies needed to support clients’ transitions and accomplish the goals of the Paris Agreement. Issuing the requested report not only would allow BAC to meet the expectations of investors but would also position the Company to better understand and explore the strategy implications of policy misalignment with BAC’s stated targets.

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64 https://investor.bankofamerica.com/corporate-governance/governance-library/political-activities

65 https://about.bankofamerica.com/content/dam/about/report-center/esg/2023/2023_TCFD_Report.pdf, at 25

66 https://about.bankofamerica.com/content/dam/about/report-center/esg/2023/2023_TCFD_Report.pdf, at 25-26

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We therefore urge you to vote FOR proposal 6 on BAC’s proxy card.

If you have any questions or need additional information, contact Kate Monahan at kmonahan@trilliuminvest.com.

IMPORTANT NOTICE: The views expressed are those of the authors as of the date referenced and are subject to change at any time based on market or other conditions. These views are not intended to be a forecast of future events or a guarantee of future results. These views may not be relied upon as investment advice. The information provided in this material should not be considered a recommendation to buy or sell any of the securities mentioned. It should not be assumed that investments in such securities have been or will be profitable. To the extent specific securities are mentioned, they have been selected by the authors on an objective basis to illustrate views expressed in the commentary and do not represent all of the securities purchased, sold or recommended for advisory clients. The information contained herein has been prepared from sources believed reliable but is not guaranteed by us as to its timeliness or accuracy, and is not a complete summary or statement of all available data. This piece is for informational purposes and should not be construed as a research report.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Bank of America’s proxy statement.

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